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                              April 5, 2024

       Anil Idnani
       Chief Executive Officer
       Maison Luxe, Inc.
       1 Bridge Plaza
       2nd Floor
       Fort Lee, New Jersey 07024

                                                        Re: Maison Luxe, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 11,
2024
                                                            File No. 024-12409

       Dear Anil Idnani:

                                                         We have reviewed your
offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Offering Circular Summary, page 2

   1.                                                   Please consider
revising the section captioned "Our Company" to briefly discuss the
                                                        Maison Luxe Business.
       Description of Securities, page 15

   2. We note your disclosure here that your "authorized capital stock consists of 1,200,000,000 shares of common stock"
and that "[a]s of the date of this Offering Circular, there were
                                                        229,966,409 shares of .
.. . common stock issued and outstanding." However, the
                                                        disclosure on page F-16
indicates that as of December 23, 2023, you had 807,720,222
                                                        common stock
equivalents outstanding. In this regard, it appears that your current authorized capital
stock of 1,200,000,000 is not sufficient to settle all potential exercises of common stock
equivalents and cover the maximum of 500,000,000 shares you are offering.
 Anil Idnani
Maison Luxe, Inc.
April 5, 2024
Page 2
         Please advise and, to the extent applicable, explain how you intend to cure the deficit in your authorized capital stock.
Managment's Discussion and Analysis of Financial Condition and Results of Operations
Effects of COVID-19, page 19

3. Please confirm that your narrative disclosure regarding the COVID-19 pandemic describes the current state of risk to your business or alternatively, update and/or delete your disclosure, as appropriate. In this regard, although we note your representation that "[a]s of the date of this Offering Circular, there exist significant uncertainties regarding the current novel Coronavirus (COVID-19) pandemic, including the scope of health issues, the possible duration of the pandemic and the extent of local and worldwide social, political and economic disruption it may cause in the future," we also note that many of the COVID-19 restrictions in the United States were lifted in first few months of
         2022. Additionally, we note you "believe the COVID-19 pandemic has had a discernable short-term negative impact on [y]our product sales." To the extent possible, please revise to quantify the negative impacts COVID-19 has had on your business and operations, if this statement is still applicable. Lastly, please revise the risk factors on page 4 related to
         COVID-19 to more specifically discuss the risks it has presented and may continue to present to your business and operations, as applicable.
Executive Compensation
Employment Agreement, page 25

4. We note your disclosure here that you "have not entered into an employment agreement with [y]our sole officer, Anil Idnani." However, pages F-23 and F-24 indicate that in May
         2022, the company executed three-year employment agreements with its Chief Executive
         Officer and a family member related to its Chief Executive Officer, respectively. We also note the disclosure on page 27 refers to a Director Agreement with John Cormier. Please advise or revise your disclosure here and elsewhere as appropriate to clarify the extent to which you have entered into any employment agreements. Lastly, to the extent applicable, please file as exhibits any relevant employment agreements or tell us why you are not required to do so. Refer to Item 17.6 in Part III of Form 1-A.
Legal Matters, page 29

5. We note your disclosure that "Newlan Law Firm, PLLC beneficially owns 640 shares of our common stock." However, we also note counsel's representation in the last paragraph
FirstName LastNameAnil Idnani
       of Exhibit 12.1 indicating that New Law Firm "own[s] no shares of the
Company   s
Comapany    NameMaison
       common    stock, norLuxe, Inc. securities of the Company." Please advise or revise as
                            any other
April 5,appropriate.
         2024 Page 2
FirstName LastName
 Anil Idnani
FirstName   LastNameAnil Idnani
Maison Luxe,   Inc.
Comapany
April       NameMaison Luxe, Inc.
       5, 2024
April 35, 2024 Page 3
Page
FirstName LastName
Exhibits

6. We note Exhibit 12.1 states that "this opinion relates to 500,000,000 shares of the
         Company   s $.00001 par value common stock." However, we also note
that the fourth
         paragraph only appears to opine on "300,000,000 Company Shares being offered by the
         Company." Please have counsel revise its legality opinion, as applicable.
General

7. We note your disclosure in clause 6 of Exhibit 4.1 that "[a]ll questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Subscription Agreement, shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada" and that "[e]ach party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Las Vegas, Nevada, for the adjudication of any dispute hereunder or in connection herewith." Please advise whether you intend for this exclusive forum provision to extend to derivative actions relating to federal securities law claims. In this regard, we note that this exclusive forum provision is included in your subscription agreement but not your governing documents. To the extent applicable, please add a standalone risk factor and revise your disclosure in the section captioned "Description of Securities" to clearly and prominently describe the provision and address whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder. Lastly, please expand your risk factor to highlight the material impact and risks to shareholders related to this exclusive forum provision. Such risks may include, but are not limited to,
         increased costs to bring a claim and that these provisions can discourage claims or limit
         investors    ability to bring a claim in a judicial forum that they
         find favorable. Alternatively, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly and tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please revise to provide similar disclosure regarding the waiver of jury trial provision and address whether the provision applies to purchasers in secondary transactions.
8. The subscription agreement filed as Exhibit 4.1 includes the following disclaimer: "In making an investment decision, investors must rely on their own examinations of the
         Company and the terms of the offering to which this Subscription Agreement relates, including the merits and risks involved. Each prospective investor should consult such
 Anil Idnani
Maison Luxe, Inc.
April 5, 2024
Page 4
       investor   s own counsel, accountants and other professional advisors as to investment,
       legal, tax and other related matters concerning such investor   s
proposed investment in the
       Company." Note that it is not appropriate to state or imply that investors cannot rely on the disclosure in the Offering Circular or Subscription Agreement. Please revise or remove this disclaimer. Further, the subscription agreement states that the maximum offering amount is 200,000,000 shares. Revise to reflect the amount of shares you are offering under this Offering Circular.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameAnil Idnani
                                                             Division of
Corporation Finance
Comapany NameMaison Luxe, Inc.
                                                             Office of Trade &
Services
April 5, 2024 Page 4
cc:       Eric Newlan
FirstName LastName